UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

MANNKIND CORPORATION

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

5400P 20 1

(CUSIP Number)

Alfred E. Mann 25129 Rye Canyon Loop Valencia, CA 91355 (661) 362-1414

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 27, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 5400P 20 1	Schedule 13D/A	Page 2 of 15

1	NAMES OF REPORTING PERSONS Alfred E. Mann
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,517,965(1)
	8	SHARED VOTING POWER 82,251,034
	9	SOLE DISPOSITIVE POWER 1,517,965(1)
	10	SHARED DISPOSITIVE POWER 82,251,034
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 83,768,999(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes shares that the reporting person has the right to acquire pursuant to the exercise of stock options and the vesting and settlement of restricted stock units. See Item 5.

CUSIP No. 5400P 20 1	Schedule 13D/A	Page 3 of 15

1	NAMES OF REPORTING PERSONS Alfred E. Mann Living Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 47,490,066
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 47,490,066
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,490,066
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 5400P 20 1	Schedule 13D/A	Page 4 of 15

1	NAMES OF REPORTING PERSONS Biomed Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,025,979
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,025,979
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,025,979
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 5400P 20 1	Schedule 13D/A	Page 5 of 15

1	NAMES OF REPORTING PERSONS Minimed Infusion, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,432,006
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,432,006
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,432,006
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 5400P 20 1	Schedule 13D/A	Page 6 of 15

1	NAMES OF REPORTING PERSONS The Mann Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 34,750,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 34,750,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,750,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 1. Security and Issuer

This Statement constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D previously filed on January 6, 2006, as amended by Amendment No. 1 filed on September 11, 2007 (the “Original Schedule 13D” and together with this Amendment No. 2, the “Schedule 13D”) and relates to the common stock, $0.01 par value per share of MannKind Corporation, a Delaware corporation (the “Issuer” or “MannKind”). The principal executive offices of the Issuer are located at 28903 North Avenue Paine, Valencia, CA 91355.

On February 2, 2012, MannKind entered into a Common Stock Purchase Agreement (the “Common Stock Purchase Agreement”) with The Mann Group LLC (“The Mann Group”) for the private placement of 31,250,000 unregistered shares of its common stock at a price of $2.47 per share (the consolidated closing bid price of MannKind’s common stock on February 2, 2012 as reported on The NASDAQ Global Market), subject to the satisfaction of certain closing conditions. The closing conditions were subsequently satisfied, and the closing occurred on June 27, 2012. The Common Stock Purchase Agreement expired by its terms following the closing. The aggregate purchase price for the shares of common stock MannKind issued and sold to The Mann Group was $77,187,500, paid for by cancelling principal indebtedness owed to The Mann Group under the Amended and Restated Promissory Note issued by MannKind to The Mann Group on August 10, 2010, as amended on January 16, 2012, May 9, 2012 and June 27, 2012 (the “Note”).

All capitalized terms not otherwise defined herein shall have the meaning ascribed to the terms in the Original Schedule 13D. Except as expressly amended below, the Original Schedule 13D remains in full force and effect.

Item 2. Identity and Background

This Amendment No. 2 supplements Item 2 of the Original Schedule 13D by adding The Mann Group as a joint filer and a “Reporting Person” pursuant to Rule 13d-1(k)(1) promulgated by the SEC pursuant to Section 13 of the Securities Exchange Act of 1934, as amended.

Background of The Mann Group:

The business address of The Mann Group is:

12744 San Fernando Road

Sylmar, CA 91342

The Mann Group is a Delaware limited liability company in the business of investing for its own account. To the best knowledge of the Reporting Persons, The Mann Group has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such party was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

This Amendment No. 2 supplements Item 3 of the Original Schedule 13D by adding the following:

The aggregate purchase price of $77,187,500 for the 31,250,000 shares of common stock purchased by The Mann Group from MannKind was paid for by cancelling principal indebtedness owed by MannKind to The Mann Group under the Note.

Item 4. Purpose of Transaction

This Amendment No. 2 supplements Item 4 of the Original Schedule 13D by adding the following:

The Mann Group purchased the 31,250,000 shares of common stock pursuant to the Common Stock Purchase Agreement for investment purposes. Mr. Mann did not participate in such private placement and is reporting under this Schedule 13D as a result of his having acquired an indirect beneficial ownership of the shares purchased by The Mann Group as described in Item 5 below.

The Mann Group has no current plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) – (j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer

This Amendment No. 2 amends and restates Item 5 of the Schedule 13D as set forth below:

Interest of each person identified in Item 2.

Alfred E. Mann

Mr. Mann is the beneficial owner of 83,726,224 shares of the Issuer, or 42.1% of the outstanding shares of the Issuer’s common stock as of the date hereof. The foregoing is comprised of the following:

•

41,058,060 shares of the Issuer’s common stock held or acquirable by the Trust, as to which shares Mr. Mann shares voting and dispositive power with the Trust (see below for a detailed description of the shares beneficially owned by the Trust);

•

4,025,979 shares of the Issuer’s common stock held or acquirable by Biomed, as to which shares Mr. Mann indirectly shares voting and dispositive power with Biomed and the managing members of Biomed — the Trust and Minimed Infusion — through his control of the Trust and Minimed Infusion (see below for a detailed description of the shares beneficially owned by Biomed);

•	955,372(1) shares of the Issuer’s common stock issuable upon the exercise of stock options held by Mr. Mann (the “Options”), as to which shares Mr. Mann has sole voting and dispositive power;

•	562,593(2) shares of the Issuer’s common stock acquired pursuant to grants of restricted stock units (the “Restricted Stock Units”), as to which shares Mr. Mann has sole voting and dispositive power

•	10,968 shares of common stock held by Mannco LLC as to which shares Mr. Mann shares voting and dispositive power with Mannco LLC;

•

2,406,027 shares of common stock held by Biomed Partners II, LLC (“Biomed II”), as to which shares Mr. Mann indirectly shares voting and dispositive power with Biomed II and the managing members of Biomed II — the Trust and Minimed Infusion — through his control of the Trust and Minimed Infusion; and

•	34,750,000 shares of common stock held by The Mann Group, as to which shares Mr. Mann shares voting and dispositive power with The Mann Group.

(1)	Includes 142,922 shares underlying Options which the Reporting Person has the right to acquire within 60 days from the date hereof. The Reporting Person has entered into stock option agreements setting forth the terms of the Options in February 2002, February 2002, April 2002, January 2005, May 2006, December 2006, August 2007, August 2008, August 2009, August 2010, March 2011, August 2011 and May 2012.

(2)	Includes 42,775 shares underlying Restricted Stock Units which will become vested within 60 days from the date hereof. The Reporting Person has entered into restricted stock unit agreements under the Issuer’s 2004 Equity Incentive Plan, as amended, in May 2006, December 2006, August 2007, February 2008, August 2008, August 2009, August 2010, March 2011 and August 2011. Until vested, each Restricted Stock Unit is an unfunded bookkeeping entry representing the equivalent of one share of common stock. The holder of a Restricted Stock Unit does not have any voting rights or other privileges as a stockholder of the Issuer until the Restricted Stock Unit vests and the Issuer settles such vested Restricted Stock Unit by distributing shares of the Issuer’s common stock or by a cash payment corresponding to the fair market value of the Issuer’s common stock, or a combination of both.

Mannco LLC is a Delaware limited liability corporation that was formed for the purpose of investing in real estate and financial assets and is located at 12744 San Fernando Road, Sylmar, CA 91342. Alfred E. Mann is the sole member and manager of Mannco LLC.

Biomed II is Delaware limited liability company in the business of investing in public and private companies. Biomed II is located at 12744 San Fernando Road, Sylmar, CA 91342. The managing members of Biomed II are the Trust and Minimed Infusion. The members of Biomed II are the Trust, Minimed Infusion and the Alfred E. Mann Institute for Biomedical Engineering at the University of Southern California (“AMIUSC”).

AMIUSC is a Delaware non-stock, non-profit corporation whose purpose is to fund the development of biomedical innovations at USC and is located at 12744 San Fernando Road, Sylmar, CA 91342. The officers and directors of AMIUSC and their occupation, employer and business address are listed in the following table. All of the officers and directors of AMIUSC are United States citizens.

Name	Position with AMIUSC	Occupation and Employer (if other than AMIUSC)	Business Address
Lloyd Armstrong, Jr.	Director	Retired	c/o AMIUSC 12744 San Fernando Road, Sylmar, CA 91342

Dean W. Baker	Director	Retired	c/o AMIUSC 12744 San Fernando Road, Sylmar, CA 91342

Todd R. Dickey	Secretary	Sr. Vice President and General Counsel of USC	c/o USC University of Southern California, Los Angeles, CA 90089

Dennis M. Foster	Treasurer	Treasurer of USC	c/o USC University of Southern California, Los Angeles, CA 90089

Name	Position with AMIUSC	Occupation and Employer (if other than AMIUSC)	Business Address
Alfred E. Mann	Chairman of the Board and Chief Executive Officer	Chief Executive Officer and Chairman of the Board of MannKind Chairman and Co-Chief Executive Officer of Advanced Bionics Corporation	c/o Advanced Bionics 12740 San Fernando Road, Sylmar, California 91342

Carla Mann	Director	Vice President of Advanced Bionics	c/o Advanced Bionics 12740 San Fernando Road, Sylmar, California 91342

Aaron Mendelshon	Director	Private Investor	224 15th St., Santa Monica, CA 90402

Crhysostomos L. Nikias	Director	Provost of USC	c/o USC University of Southern California, Los Angeles, CA 90089

Steven B. Sample	Director	President of USC	University of Southern California, Los Angeles, CA 90089

Peter Staudhammer	Chief Operating Officer and Director of Institute	N/A	c/o AMIUSC 12744 San Fernando Road, Sylmar, CA 91342

The directors of AMIUSC are appointed by the vote of its members, half of which members are appointed by the Alfred E. Mann Foundation for Biomedical Engineering (“AEMFBE”) and half of which are appointed by USC.

AEMFBE is a Delaware non-stock, non-profit corporation whose purpose is to fund charitable causes and is located at 25129 Rye Canyon Loop Valencia, CA 91355. The officers and directors of AEMFBE and their occupation, employer and business address are listed in the following table. All of the officers and directors of AEMFBE are United States citizens.

Name	Position with AEMFBE	Occupation and Employer (if other than AEMFBE)	Business Address
Alfred E. Mann	Chairman of the Board and Director	Chief Executive Officer and Chairman of the Board of MannKind Chairman and Co-Chief Executive Officer of Advanced Bionics Corporation	c/o Advanced Bionics 12740 San Fernando Road, Sylmar, California 91342

Carla Mann	Director	Vice President of Advanced Bionics	c/o Advanced Bionics 12740 San Fernando Road, Sylmar, California 91342

Howard Mann	Director	Private Investor	12744 San Fernando Road Sylmar, CA 91342

Brian Mann	Director	Vice President of Savacor	c/o Savacor, 10780 Santa Monica Blvd., Los Angeles, CA 90025

Steve Dahms	President and Chief Executive Officer		c/o AEMFBE 25129 Rye Canyon Loop Valencia, CA 91355

Anoosheh Bostani	Chief Financial Officer		c/o AEMFBE 25129 Rye Canyon Loop Valencia, CA 91355

The directors of AEMFBE are appointed by the members of AEMFBE, who are Mr. Mann, Carla Mann, Brian Mann, Howard Mann and Claude Mann, Mr. Mann’s spouse.

The Mann Group is a Delaware limited liability company in the business of investing for its own account. Alfred E. Mann is the sole member and manager of The Mann Group.

Alfred E. Mann Living Trust

The Trust is the beneficial owner of 47,490,066 shares of the Issuer, or 23.9% of the outstanding shares of the Issuer’s common stock as of the date hereof. The foregoing is comprised of the following:

•	41,058,060 shares of the Issuer’s common stock held by the Trust, as to which shares the Trust shares voting and dispositive power with Mr. Mann, the trustee of the Trust;

•

4,025,979 shares of the Issuer’s common stock held by Biomed, as to which shares the Trust, as managing member of Biomed, shares voting and dispositive power with (i) Biomed, (i) Minimed Infusion, in its capacity as a managing member of Biomed, and (iii) indirectly with Mr. Mann through his control of the Trust and Minimed Infusion (see below for a detailed description of the shares beneficially owned by Biomed); and

•

2,406,027 shares of the Issuer’s common stock held by Biomed II, as to which shares the Trust, as managing member of Biomed II, shares voting and dispositive power with (i) Biomed II, (ii) Minimed Infusion, in its capacity as a managing member of Biomed II, and (iii) indirectly with Mr. Mann through his control of the Trust and Minimed Infusion.

Biomed Partners, LLC

Biomed is the beneficial owner of 4,025,979 shares of the Issuer, or 2.0% of the outstanding shares of the Issuer’s common stock as of the date hereof. Biomed shares voting and dispositive power over these shares with the Trust and Minimed Infusion, the managing members of Biomed, and indirectly with Mr. Mann, through his control of the Trust and Minimed Infusion.

BioMed ceased to be the beneficial owner of more than five percent of the common stock of the Issuer on October 5, 2007.

MiniMed Infusion, Inc.

MiniMed Infusion is the beneficial owner of 6,432,006 shares of the Issuer, or 3.2% of the outstanding shares of the Issuer’s common stock as of the date hereof. The foregoing is comprised of the following:

•

4,025,979 shares of the Issuer’s common stock held or acquirable by Biomed, as to which shares Minimed Infusion, as managing member of Biomed, shares voting and dispositive power with (i) Biomed, (ii) the Trust, in its capacity as a managing member of Biomed, and (iii) indirectly with Mr. Mann through his control of the Trust and Minimed Infusion (see above for a detailed description of the shares beneficially owned by Biomed); and

•

2,406,027 shares of the Issuer’s common stock held by Biomed II, as to which shares Minimed Infusion, as managing member of Biomed II, shares voting and dispositive power with (i) Biomed II, (ii) the Trust, in its capacity as a managing member of Biomed II, and (iii) indirectly with Mr. Mann through his control of the Trust and Minimed Infusion

MiniMed ceased to be the beneficial owner of more than five percent of the common stock of the Issuer on January 13, 2011.

The Mann Group LLC

The Mann Group is the beneficial owner of 34,750,000 shares of the Issuer, or 17.5% of the outstanding shares of the Issuer’s common stock as of the date hereof.

Other Information

Other than in connection with the closing under the Common Stock Purchase Agreement, no other transactions in the Issuer’s common stock have been effected by the persons identified in this Item 5 in the past six months.

Item 7. Material to Be Filed as Exhibits

This Amendment No. 2 amends Exhibit A and Exhibit C of Item 7 of the Schedule 13D as set forth below:

Exhibit A:	Amended and Restated Joint Filing Agreement.

Exhibit C:	2004 Equity Incentive Plan, as amended, and Form of Stock Option Agreement thereunder. (The 2004 Equity Incentive Plan, as amended, is incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on May 22, 2012. The Form of Stock Option Agreement is incorporated by reference to the Issuer’s Registration Statement on Form S-1 (File No. 333-115020), filed with the SEC on April 30, 2004, as amended.)

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the following Reporting Persons certifies that the information set forth in this statement is true, complete and correct.

July 10, 2012

/s/ Alfred E. Mann
ALFRED E. MANN

ALFRED E. MANN LIVING TRUST

By:	/s/ Alfred E. Mann
Alfred E. Mann, Trustee

BIOMED PARTNERS, LLC

By:	Minimed Infusion, Inc., its managing member

	By:	/s/ Alfred E. Mann
Alfred E. Mann, President

By:	Alfred E. Mann Living Trust, its managing member

	By:	/s/ Alfred E. Mann
Alfred E. Mann, Trustee

MINIMED INFUSION, INC.

By:	/s/ Alfred E. Mann
Alfred E. Mann, President

THE MANN GROUP LLC

By:	/s/ Alfred E. Mann
Alfred E. Mann
Managing Member

Exhibit A

AMENDED AND RESTATED

JOINT FILING AGREEMENT

This AMENDED AND RESTATED JOINT FILING AGREEMENT (this “Agreement”), dated July 9, 2012, amends and restates in its entirety that certain Joint Filing Agreement, dated January 6, 2006, by and among Alfred E. Mann, Alfred E. Mann Living Trust, BioMed Partners, LLC and Minimed Infusion, Inc.

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.01 per share, of MannKind Corporation, and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK.]

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the date first written above.

/s/ Alfred E. Mann
Alfred E. Mann

ALFRED E. MANN LIVING TRUST

By:	/s/ Alfred E. Mann
Alfred E. Mann, Trustee

BIOMED PARTNERS, LLC

By:	Minimed Infusion, Inc., its managing member

By:	/s/ Alfred E. Mann
Alfred E. Mann, President

By:	Alfred E. Mann Living Trust, its managing member

By:	/s/ Alfred E. Mann
Alfred E. Mann, Trustee

MINIMED INFUSION, INC.

By:	/s/ Alfred E. Mann
Alfred E. Mann, President

THE MANN GROUP LLC

By:	/s/ Alfred E. Mann
Alfred E. Mann, Managing Member